

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2024

Lewis Fanger
Chief Financial Officer
Full House Resorts, Inc.
One Summerlin
1980 Festival Plaza Drive, Suite 680
Las Vegas, NV 89135

> **Re: Full House Resorts, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 4, 2024**
> **File No. 333-282987**

Dear Lewis Fanger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael S. Shalmy, Esq.